UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMER
8- 43035

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Brokers Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Harborside 5, 185 Hudson Street, Suite 1500
(No. and Street)

Jersey City	**New Jersey**	**07311-4011**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert H. Dower	**(212) 513-4443**	**Robert.Dower@firstbrokers.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

11/02/2005	**2468**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Robert H. Dower</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>First Brokers Securities LLC</u> as of <u>12/31/24</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

R. H. Dower 3/5/25
Signature

CFO
Title

ANDREA R. SMITH
Notary Public, State of Florida
Commission# HH 173579
My comm. expires Oct. 8, 2025

Andrea R Smith
Notary Public *Andrea R Smith*
3-5-2025

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

First Brokers Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934
December 31, 2024





Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Brokers Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Brokers Securities LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of First Brokers Securities LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of First Brokers Securities LLC's management. Our responsibility is to express an opinion on First Brokers Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Brokers Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as First Brokers Securities LLC's auditor since 2018.
New York, New York
March 17, 2025

First Brokers Securities LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	7,419,880
Receivable from broker-dealers		738
Securities owned, at fair value		3,833,013
Right-of-use asset, net		1,466,757
Property and equipment, net		508,342
Prepaid expenses and other assets		378,384
Total assets	$	13,607,114

Liabilities and Members' Equity

Liabilities

Due to clearing broker, net	$	1,594,869
Accrued compensation and related expenses		607,263
Accounts payable and accrued expenses		168,065
Lease liabilities		1,826,590
Revolving note subordinated to the claims of general creditors		4,000,000
Payable to affiliate		4,444
Total liabilities		8,201,231

Commitments and contingencies (Note 10)

Members' equity		5,405,883
Total liabilities and members' equity	$	13,607,114

The accompanying notes are an integral part of this financial statement.

1.   **Organization**

First Brokers Securities LLC (the "Company") is a Delaware Limited Liability Company. The Company, which is headquartered in New Jersey, and has a branch office in Juno Beach, Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities.

The Company is owned 60% by AO-First Brokers LLC and 40% by ICAP Global Broking Inc.

Brokerage Capacities

With regard to certain products, the Company acts in the capacity of either "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching in whole or in part of reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism and records the revenue agreed to by the parties for its services. The receivable from broker dealers in the statement of financial condition is associated with these transactions.

2.   **Summary of Significant Accounting Policies**

   (a) **Basis of Presentation**

   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   (b) **Cash and Restricted Cash**

   The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2024, the Company has no cash equivalents.

   Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. As of December 31, 2024, the Company's restricted cash is the deposit with clearing broker.

3. **Summary of Significant Accounting Policies (continued)**

(c) Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal including, but not limited to, the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" marketplaces acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Company, while managing and liquidating such positions, may generate a profit or a loss.

(d) Fair Value

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

2.   **Summary of Significant Accounting Policies (continued)**

  (d) Fair Value (continued)

  Securities listed on a national exchange are valued at the last closing bid price if owned by the Company and the last closing ask price if sold short by the Company on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at estimated fair value in accordance with U.S. GAAP.

  (e) Right-of-Use Assets and Lease Liabilities

  The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

  The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

  The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 3.5% incremental borrowing rate. Right-of-use assets also exclude lease incentives.

  The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

  The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

  (f) Impairment of Long-Lived Assets

  In accordance with U.S. GAAP, the Company periodically assesses the recoverability of the carrying amounts of long-lived assets, including right-of-use assets, whenever events or changes in circumstances occur that indicate the carrying value may not be recoverable. An impairment loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. During the year ended December 31, 2024, there was no impairment loss on the Company's long-lived assets.

2. **Summary of Significant Accounting Policies (continued)**

(g) The Allowance for Credit Losses

ASC Topic 326, *Financial Instruments — Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

For financial assets measured at amortized cost (e.g. cash, receivables from clearing broker and broker dealers), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and immaterial historic and expected losses. The Company concluded that there are de minimus expected credit losses and did not record a reserve for the cash or due from broker balances. The Company continuously monitors these estimates over the life of the receivable.

(h) Segment Reporting

Effective January 1, 2024, the Company adopted the provisions of ASU No.2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods.

In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

3. **Employee Benefits**

The Company sponsors a 401(k) retirement plan (the "Plan"). The Plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

4. **Securities Owned and Securities Sold Not Yet Purchased**

As more fully described in Note 1, from time-to time the Company may hold securities positions arising from unmatched principal transactions. The Company seeks to reduce the liquidity risk associated with these positions by selling certain securities that are not yet purchased. When these situations occur the Company's statement of financial condition will reflect securities owned as well as securities sold, not yet purchased. Securities sold not yet purchased consists mainly of US Treasury debt securities that serve as a hedge against corporate debt securities that may be owned. All of the corporate debt securities and the US Treasury debt securities are classified as level 2 securities within the fair value hierarchy. At December 31, 2024, the Company had treasury securities with a fair value of approximately $3,800,000 included in securities owned, at fair value in the accompanying statement of financial condition. There were no securities sold, not yet purchased at December 31, 2024.

5.   **Property and Equipment**

Property and equipment are depreciated using the straight line method and are comprised of the following as of December 31, 2024:

		Estimated Useful Lives
Furniture and fixtures	$ 132,300	3 to 5 years
Leasehold improvements	1,443,777	Term of Lease
Software	149,360	3 to 5 years
	1,725,437	
Less: Accumulated depreciation and amortization	(1,217,095)	
	$ 508,342	

6.   **Due from Clearing Broker**

Pursuant to an amended agreement with a clearing broker, the Company is required to maintain a clearing deposit of $1,000,000, which is included in due to clearing broker, net in the accompanying statement of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statement for this indemnification.

7.   **Revolving Note and Cash Subordination**

On October 15, 2021, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revised Agreement") with ICAP Securities USA LLC, an affiliate of ICAP Broker Holdings North America (IBHNA). On July 1, 2023, TP ICAP Global Markets Americas LLC assumed the role of lender of the Revolving Note and Cash Subordination Agreement (approved by FINRA). The Revised Agreement creates a $4,000,000 line of credit with a draw down period that expires on October 15, 2025 and requires that any advances under the Revised Agreement be repaid by no later than October 15, 2026.

The interest rates will be agreed to at the time of each advance. Any advances will be considered as liabilities of the Company, subordinated to claims of its general creditors, and will be available to be added back for net capital purposes. During the year ended December 31, 2024, the Company borrowed $48,000,000 and repaid $48,000,000 resulting in an open note balance of $4,000,000. Borrowings during 2024 bore interest at 5.5% per annum through September 30, 2024 and from October 1, 2024 through December 31, 2024 the stated interest rate was 8.0%.

8.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. At December 31, 2024, the Company's net capital was approximately $8,391,000 which was approximately $8,141,000 in excess of its minimum requirement of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

9. **Concentration**

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker-dealer. The Company has a significant cash receivable from its clearing broker and in addition all of the Company's securities owned are carried by this single clearing broker-dealer. The Company does not consider itself to be at any significant risk with respect to these concentrations. At times cash balances held by its bank exceed FDIC limits.

As described in the preceding notes, the Company may hold unmatched principal positions and related short positions. When these securities positions arise, the amounts of the securities within the categories may be significant and may also represent securities issued by a small number of issuers.

10. **Commitments and Contingencies**

The Company has entered into operating leases for its facilities in New Jersey and Florida. The Company records the expenses to occupy its facilities on a straight line basis over the lease term.

As of December 31, 2024, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:		
2025	$	676,000
2026		691,000
2027		705,000
2028		48,000
Total		2,120,000
Discount to present value		293,410
Lease Liability	$	1,826,590

Other information related to leases as of December 31, 2024:
Weighted average remaining lease term: 2.42 years
Weighted average discount rate: 3.5%

For the year ended December 31, 2024, cash outflows related to operating leases were approximately $662,000 and the variable lease payments were approximately $79,000.

11. **Segment Reporting**

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Executive Officer, is also the CODM, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results (see statement of operations). The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

12.   Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2024 and through the date the financial statement was available to be issued and determined there are no material subsequent events that occurred during this period that would require recognition or disclosure in the financial statement.